Exhibit 11.1

COMPUTATION OF NET LOSS PER SHARE
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
COMPUTATION OF BASIC NET LOSS PER SHARE:
Net loss	$(12,517)	$(10,624)	$(46,746)	$(44,337)

Weighted-average shares of common stock outstanding	39,161	36,617	39,090	33,862

Basic net loss per share	$(.32)	$(.29)	$(1.20)	$(1.31)

COMPUTATION OF DILUTED NET LOSS PER SHARE:
Net loss available to common stockholders	$(12,517)	$(10,624)	$(46,746)	$(44,337)
Weighted-average number of shares of common stock and common stock equivalents outstanding-
Weighted-average shares of common stock outstanding	39,161	36,617	39,090	33,862
Weighted-average number of common stock equivalents applicable to stock options and employee stock purchase plans	1,235	866	1,185	573

Common stock and common stock equivalents	40,396	37,483	40,275	34,435

Diluted net loss per common stock and common stock equivalents (a)	$(.31)	$(.28)	$(1.16)	$(1.29)

(a)	This calculation is submitted in accordance with Item 601(b)(11) of Regulation S-K although it is not required by SFAS No. 128 because it is antidilutive.